Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Leap With Alice LLC (Limited Liability Corporation)
12703 Research Pkwy suit 100
Orlando, FL 32826
https://leapwithalice.io

Up to $1,070,000.00 in LWA Token
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

>**Company:** Leap With Alice LLC (Limited Liability Corporation)
>**Address:** 12703 Research Pkwy suit 100, Orlando, FL 32826
>**State of Incorporation:** FL
>**Date Incorporated:** February 26, 2018

Terms:

LWA Token

Maximum 200,000 Class A Units deliverable as tokens ("LWA Tokens") ($1,070,000)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 1,869 Class A Units deliverable as tokens ("LWA Tokens") ($9,999,15)

Type of Security Offered: Class A Units (deliverable in token form as "LWA Tokens") (the "Shares" or "Securities")

Purchase Price of Security Offered: $5.35

Minimum Investment Amount (per investor): $107.00

Perks*

The Offering includes:

- **Invest $999 or Less**
  Invitation to Annual Investor Meeting
- **Invest $1000 - $4999**
  20% Off Purchases in alice
  Exchange for 30 Days
  Invitation to Annual Investor Meeting
  Invitation to Leap With Alice hosted events/conferences
- **Invest $5000 - $9999**
  20% Off Purchases in alice
  Exchange for 30 Days
  Invitation to Annual Investor Meeting
  Invitation to Leap With Alice hosted events/conferences
- **Invest $10000 or More**
  Free Purchases in alice
  Exchange for 30 Days
  Invitation to Annual Investor Meeting
  Invitation to Leap With Alice hosted events/conferences

All perks will be delivered after the campaign is completed.

Terms of Tokens

LWA Token (representing Class A Units)

Description: The LWA Token will represent a single Class A Unit of the company, with rights and preferences as designated in the operating agreement and summarized in the Offering Document.

- **Blockchain:** Ethereum
- **Exchanges:** We currently intend listing the token on exchanges, but this may change, pending approval to list on such exchanges, changes to the regulatory landscape, or any other reason. Security Tokens may be eligible for trading on SEC approved alternate trading platforms as they become available. There is no guarantee that such a trading platform will be available at that time.

Material Terms:

- **Voting Rights:** 1 vote per unit
- **Restrictions on Transfer:** 1 year from closing of this Offering
- **Dividends/Distributions:** a the discretion of the managers (see Operating Agreement)
- **Redemption Rights:** NA
- **Other:** NA

Please see Offering Document for complete set of rights and preferences.

The 10% Bonus for StartEngine Shareholders

Leap With Alice will offer 10% additional bonus tokens for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any tokens you purchase. For example, if you buy 10 LWA Tokens at $5.35 / token, you will receive 1 bonus LWA Token , meaning you'll own 11 tokens for $53.50. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

The Company and its Business

Company Overview

Leap With Alice was founded on the belief that augmented reality has the power to transform traditional methods of education into immersive learning experiences that increase knowledge retention and overall comprehension. Leap With Alice provides a variety of features that allow educators to create, buy, and sell enhanced educational material. Eliminating the detrimental restrictions that have plagued educators and students, Leap With Alice leverages augmented reality, blockchain technology, and machine learning to create an educational ecosystem that incentivizes learning.

Competitors and Industry

Teachers Pay Teachers is our most prominent competition. They are an educational marketplace that allows educators to exchange content. Leap With Alice sets itself apart by providing free creation software that pairs with an educational exchange and data analytics center to create a complete educational ecosystem.

Current Stage and Roadmap

Leap With Alice has already developed and released a Demo App, as well as two prototype apps that showcase augmented reality and machine learning. Look forward, we are slated to launch our creation software (AliceLabs) in late October of this year. Further, we will be launching our data analytics tool and educational marketplace in 2019.

The Team

Managers

Name: Caesar Medel

Caesar Medel's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: October 07, 2017 - Present
  Responsibilities: Make major corporate decisions, manage the company's overall resources and operations, and communicate with the board of directors, management team, and corporate operations.

- **Position:** Manager
  Dates of Service: June 22, 2018 - Present
  Responsibilities: Per Operating Agreement, manage the business and affairs of the Company and shall have full and complete authority, power and discretion to make any and all decisions and to do any and all things which the Manager deems to be reasonably required to accomplish the business and objectives of the Company.

Other business experience in the past three years:

- **Employer:** Hashtagmen, LLC
  Title: Founder
  Dates of Service: April 01, 2015 - October 07, 2017
  Responsibilities: Submit to the Company's Board the necessary proposals and suggestions, Draft the Company's income and expenditure budget, Draft the Company's annual report.

Name: Alfonso Morales

Alfonso Morales's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CTO
  Dates of Service: January 01, 2017 - Present
  Responsibilities: Focused on scientific and technological issues within an organization.

- **Position:** Manager
  Dates of Service: June 22, 2018 - Present
  Responsibilities: Per Operating Agreement, manage the business and affairs of the Company and shall have full and complete authority, power and discretion to make any and all decisions and to do any and all things which the Manager deems to be reasonably required to accomplish the business and objectives of the Company.

Other business experience in the past three years:

- **Employer:** Launchable
  Title: CTO
  Dates of Service: May 01, 2016 - December 01, 2017
  Responsibilities: Focused on scientific and technological issues within an organization.

Other business experience in the past three years:

- **Employer:** Orange County Public Schools
  Title: Counselor
  Dates of Service: January 01, 2015 - January 01, 2016
  Responsibilities: Government County Education

Name: Marc McDonald

Marc McDonald's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO
  Dates of Service: March 01, 2018 - Present
  Responsibilities: Operations

Other business experience in the past three years:

- **Employer:** Marriott International
  Title: Server
  Dates of Service: April 01, 2012 - Present
  Responsibilities: Serving

Name: Zack Pierola

Zack Pierola's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CCO
  Dates of Service: October 01, 2017 - Present
  Responsibilities: Communication and Bus Dev

Other business experience in the past three years:

- **Employer:** Shula's 347 Grill
  Title: Server
  Dates of Service: February 01, 2015 - October 01, 2017
  Responsibilities: Serving

Other business experience in the past three years:

- **Employer:** Team Launchable
  Title: Account Manager
  Dates of Service: October 01, 2018 - January 01, 2018
  Responsibilities: Manage Accounts

Name: Kenneth Medel

Kenneth Medel's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CMO
  Dates of Service: March 01, 2018 - Present
  Responsibilities: Marketing

Other business experience in the past three years:

- **Employer:** United States Navy
  Title: Petty Officer 2nd Class

Dates of Service: March 01, 2013 - March 01, 2018
Responsibilities: Officer

Name: Manuel Betancourt

Manuel Betancourt's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CDO
  Dates of Service: January 01, 2017 - Present
  Responsibilities: Design

Other business experience in the past three years:

- **Employer:** Orange County Public Schools
  Title: Counselor
  Dates of Service: January 01, 2015 - July 01, 2016
  Responsibilities: Counsel

Other business experience in the past three years:

- **Employer:** Team Launchable
  Title: Graphic Designer
  Dates of Service: July 01, 2016 - October 01, 2017
  Responsibilities: Design Graphics

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the LWA Token should only be undertaken by persons whose financial resources are sufficient

to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any LWA Token purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that your purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership

percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, or debt in the future, which may reduce the value of your investment. Interest on debt securities could increase costs and negatively impact operating results. In addition, if we need to raise more equity capital from the sale of additional units, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per unit.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its equity holders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our vanadium flow battery. Delays or cost overruns in the development of our vanadium flow batteries and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles,

difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits
Leap With Alice was formed on 2/26/2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. Leap With Alice has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Leap With Alice is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Leap With Alice or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Leap With Alice could harm our reputation and materially negatively impact our financial condition and business.

The prices of blockchain assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our business, and the Tokens may

also be subject to significant price volatility

A decrease in the price of a single blockchain asset may cause volatility in the entire blockchain asset industry and may affect other blockchain assets including the Tokens. For example, a security breach that affects investor or user confidence in Bitcoin may also cause the price of the Tokens and other blockchain assets to fluctuate.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Member Name	Number of Securities Owned	Type of Security Owned	Percentage
Caesar Medel	1,600,000	Class a units designated as lwa tokens	20.0
Alfonso Morales	1,600,000	Class a units designated as lwa tokens	20.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 5,724,500 of Class A Units designated as LWA tokens.

Class A Units designated as LWA tokens

The amount of security authorized is 9,200,000 with a total of 8,000,000 outstanding.

Voting Rights

Where a vote of the Members is required under the Operating Agreement with respect to a particular matter, each Unit shall carry the right to cast one vote on such matter, subject to the modification of such voting rights of any Units by this Agreement. Holders of Units who are not Members shall not be entitled to vote on any matter submitted to the Members

Material Rights

8.4 Transfer of Units. (a) Units are held, and may only be transferred, pledged, hypothecated, sold, or otherwise disposed of ("collectively, "Transfer"), in accordance with all of the terms and conditions of this Agreement. Any such Transfer, even though in full compliance with the terms of this Agreement, shall only transfer the right represented by such transferred Unit to receive a share of the capital, profits and cash available for distribution by the Company with respect to the transferred Unit and shall not result in making any such subsequent holder a Member of the Company unless and until the holder of the Units: (i) Obtains the consent of the Manager to the admission of such holder as a Substituted Member; (ii) Delivers to the Company an executed adoption agreement agreeing to be bound by all the terms and conditions of this Agreement; and (iii) Pays any reasonable expenses in connection with such holder's admission as a Substituted Member, as determined by the Manager. (b) Until the approval and admission of a holder of Units as a Substituted Member has been

completed, the transferor Member shall continue as a Member of the Company with respect to such transferred Units for all purposes other than participation in the distribution of earnings and profits by the Company related to the transferred Units. 8.5 Transfer Limitations. (a) For Units other than Reg CF Units (defined below). In addition to other limitations on transfer or disposition of Units set forth herein, no disposition of any Unit by a Member may be made if the Unit or any part thereof sought to be transferred, when added to the total of all other Units disposed of within the period of twelve (12) consecutive months prior to the proposed date of disposition, in the opinion of counsel for the Company, results in the termination of the Company under the Code. Further, no disposition of any Unit may be made without registration under the Securities Act of 1933, as amended (the "Securities Act"), and under state securities laws or unless the Company receives an opinion of counsel satisfactory to it that an exemptionfrom registration is available. (b) For Units sold pursuant to a Regulation Crowdfunding offering under Section 4(a)(6) of the Securities Act (all such Units, "Reg CF Units"). For the period starting as of the date of acquisition of the Reg CF Unit until the one-year anniversary thereof, the Reg CF Units may only be transferred (i) to the Company; (ii) to an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act; (iii) As part of an offering registered under the Securities Act with the Securities and Exchange Commission; or (iv) to a member of the Member's family or the equivalent, to a trust controlled by the Member, to a trust created for the benefit of a member of the family of the Member or equivalent, or in connection with the death or divorce of the Member or other similar circumstance. (c) After the one-year holding period for a Reg CF Unit, any Transfer shall comply with Section 8.4, with the exception that 8.4(a)(iii) shall not apply. Dividends may be offered at the discretion of management.

What it means to be a minority holder

As an investor in LWA Token of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional units. In other words, when the company issues more units, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of units outstanding could result from another crowdfunding round, a venture capital round, or angel investment.
If the company decides to issue more units, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the

total percentage an investor owns being less than before.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:
Our current offering will provide the runway to create the technology described in our timeline. The first major milestone is the development of aliceLabs, our application that will allow educators of all backgrounds to educate through experiences, enhancing the learning environment with augmented reality. aliceLabs will be free to users with the goal of establishing a large and active user base. This first major release will be at the end of October and represents the first building block of many applications to come. Further developing the Leap With Alice platform, we plan to release the aliceExchange in Q3 of 2019, allowing the creators of content on aliceLabs to buy and sell their creations in a P2P marketplace. Going forward, the aliceExchange

will act as a major source of revenue, capitalizing on the established user base by implementing a subscription as a service business model. Additional refinement and upgrades will be based on the success of this campaign.

Historical results and cash flows:
Leap With Alice is a bootstrapped company built on the passion and dedication of the team, advisors, friends, and family. To date, all development, marketing, and operations have been supported internally. Our CTO and Founder, Alfonso Morales developed the demo applications and prototypes utilizing personal resources. No employees currently receive any form of salary. Since we were formed on February 26th, 2018 and as of September 1, 2018, we have not generated any revenues. Utilizing a grant awarded for $10,000, expense included development resources (software/hardware), marketing, and promotional items. As of September 1, 2018, currently have $9,330.95 cash on hand, a runway established through internal support.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)
We currently operate purely with cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)
The cash on hand will allow us to continue operations. However, the quality and range of distribution are tied to the success of the offering.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)
The funds from this campaign are necessary in regard to quality, not viability. After reaching our maximum goal of 1.07M, the raised funds will represent 90% of operating capital.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?
Based on minimal overhead, forecasted expenses, and costs, Leap With Alice would be able to operate for a minimum of 6 months after achieving the minimum raise. However, the quality of the products delivered will vary depending on the success of the campaign. Upon achieving StartEngine's minimum of $10,000, Leap With Alice will have the additional runway needed to create a baseline minimal viable product version of aliceLabs, slated to be released at the end of October. Additional resources and funding would be required to further improve and develop additional applications.

How long will you be able to operate the company if you raise your maximum funding

goal?

Based on minimal overhead, forecasted expenses, and costs, Leap With Alice would be able to operate for a minimum of two years after achieving the maximum raise. However, the quality of the products delivered will vary depending on the success of the campaign.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Not at this time.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $42,800,000.00

Valuation Details: Using the VC method of pre-revenue valuation, we compared competitors in our industry over the course of five years. Competitors included 3P Learning Limited, Cambium Learning Group, 2U Inc.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  35.0%
  A strong marketing push will kick start the network effects that will evolve through our P2P exchange of content. Marketing will establish the initial user base that will create the original content to be placed on the exchange.

- *Research & Development*
  35.0%
  Continued research and development will be vital to increase and properly scale growth. Leap With Alice will be releasing the creation software in October of 2018 but has plans to continue developing additional tools that will create an entire ecosystem for educators.

- *Company Employment*
  10.0%
  As we continue to grow, additional developers, officers, and managers will be required to scale the company in step with the software.

- *Operations*
  14.0%
  Looking ahead, there will be operational costs that pertain to legal representation and accounting, as well as maintaining seamless operations and growing internally.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  35.0%
  A strong marketing push will kick start the network effects that will evolve through our P2P exchange of content. Marketing will establish the initial user base that will create the original content to be placed on the exchange.

- *Research & Development*
  35.0%
  Continued research and development will be vital to increase and properly scale growth. Leap With Alice will be releasing the creation software in October of 2018 but has plans to continue developing additional tools that will create an entire ecosystem for educators.

- *Company Employment*
  10.0%
  As we continue to grow, additional developers, officers, and managers will be required to scale the company in step with the software.

- *Operations*
  14.0%
  Looking ahead, there will be operational costs that pertain to legal representation and accounting, as well as maintaining seamless operations and growing internally.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Complaince Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://leapwithalice.io (We will add a page at "leapwithalice.io/investors".).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/leap-with-alice

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Leap With Alice LLC (Limited Liability Corporation)

[See attached]

Leap with Alice LLC
Florida Limited Liability Company

Financial Statements (Unaudited) and Independent Accountant's Review Report

February 26, 2018 (Inception)

LEAP WITH ALICE LLC

TABLE OF CONTENTS



To the Members of
Leap with Alice LLC
Oviedo, Florida

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying balance sheet of Leap with Alice LLC (the "Company") as of February 26, 2018 (inception) and the related notes to the balance sheet. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the balance sheet in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the balance sheet that is free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the balance sheet for it to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying balance sheet in order for it to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying balance sheet does not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
August 10, 2018

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

LEAP WITH ALICE LLC
BALANCE SHEET (UNAUDITED)
As of February 26, 2018 (inception)

ASSETS

Current Assets:

Cash and cash equivalents	$	-
Total Current Assets		-
TOTAL ASSETS	$	-

LIABILITIES AND MEMBERS' EQUITY (DEFICIT)

Liabilities	$	-
Members' Equity (Deficit)		-
TOTAL LIABILITIES AND MEMBERS' EQUITY (DEFICIT)	$	-

See Independent Accountant's Review Report and accompanying notes to the financial statements.

-2-

LEAP WITH ALICE LLC
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of February 26, 2018 (inception)

NOTE 1: NATURE OF OPERATIONS

Leap with Alice LLC (the "Company"), is a limited liability company organized on February 26, 2018 under the laws of Florida. The Company was formed to provide a variety of education technology applications and tools that allow educators to create, buy, and sell enhanced educational material.

As of February 26, 2018 (inception), the Company has not commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of the balance sheet in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheet and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

> Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 3: GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, and has not generated any revenues as of February 26, 2018 (inception). The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise

substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The balance sheet does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: MEMBERS' EQUITY

No membership units have been issued and no capital has been contributed to the Company as of February 26, 2018 (inception).

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 5: RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying balance sheet. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 6: SUBSEQUENT EVENTS

Authorization and Issuances of Units

Subsequent to the February 26, 2018 (inception), the Company adopted its operating agreement and authorized 9,000,000 Class A Units restricted for issuance to core team, employees, and founders of the Company. A total of 8,000,000 Class A units of were issued to the officers for total consideration of $4,000. 1,000,000 Class A units will be reserved for option plan.

Management's Evaluation

Management has evaluated subsequent events through August 10, 2018, the date the balance sheet was available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



Leap With Alice is pending **StartEngine Approval.**

0
Investors

$0.00
Raised of $10K - $107K goal

▶ PLAY VIDEO

Leap With Alice
EdTech tools leveraging AR + Blockchain.
● Small OPO   🏠 Orlando, FL
● Education   🌐 US Investors Only

Overview   Team   Terms   Updates   Comments   **Share**

What is Leap With Alice?

FREE augmented reality educational resources powered by its own marketplace.

Where Education Comes To Life.

From the outside looking in, educators often find themselves at the bottom of the technology totem pole. Thankfully, **a wave of accessible technology is on the verge of crashing into schools across the globe**. Breaking these technologies free from the novelty phase, **Leap With Alice leverages augmented reality (AR), blockchain technology, and machine learning (ML)** to deeply impact the way we learn.

We believe students require personalized learning



We believe students require personalized learning experiences and engaging lessons in order to achieve their maximum potential. Unfortunately, **educators lack the money, time, and resources needed to properly guide each student**. Leap With Alice reimagines education, removing these critical pain points. Targeting these every-day struggles, **we provide a variety of EdTech resources that facilitate the creation, buying, and selling of enhanced educational content.**

Empowering educators on a global scale, Leap With Alice creates a world where **students learn through innovation and educators earn through imagination.**



Problems in Education Today



Educators Lack Time and Resources



Disenganged Classrooms



Educators Underpaid and Undervalued



Plagiarism and Quality



Unique Learning Abilities Ignored



Vulnerable Data Security

The Common Struggles of Educators and Students

We believe the time and energy required to effectively educate each student is astronomically high. Paired with financial stress (**nearly three in four adults — 71 percent — considered teacher pay to be too low**), not only are educators exhausted, their **performance becomes diluted in the classroom**. While there are quality tools available that could provide support, **restrictive budgets and lack of funding** prevent them from reaching the classroom. **Leap With Alice provides FREE resources** that avoid these financial hurdles, allowing educators to **create engaging content, save valuable time, and generate a "revenue in your sleep" business model.**

With the efforts of educators being stretched so thin, special needs can often go ignored in the classroom. In addition to struggling with everyday fundamentals of education, unique learning abilities (such as dyslexia) also hinder higher level skills. **The market for tools created with unique abilities in mind is essentially nonexistent.** While **one in five students battle dyslexia**, according to the Hechinger Report, **teachers do not have the time or resources to individualize their efforts** and are forced to blanket the classroom with general education. This has led to student engagement plummeting.

According to a recent Gallup study, only **half of students surveyed reported feeling engaged in school.** Further, engagement levels show a strong decline as students get older, hitting bottom in the 11th grade. Introducing augmented reality into education has **shown to increase engagement and retention by up to 290%** (Data: Neuro-Insight), fostering a more immersive learning experience. We believe a multi-modality approach presents educators the opportunity to identify how each student best learns, creating Individualized Education Programs (IEPs) that **target every student's unique learning needs**.



BRAIN ACTIVITY WITH AR
HIGH
LOW
Normal
AR
290%
Increase In Memory Retention
- Neuro-Insight
190%
Increase In Content Engagement
- Neuro-Insight

The Product

Leap With Alice was founded on the belief that **augmented reality has the power to transform traditional methods of education into immersive learning experiences,** increasing knowledge retention and overall comprehension. Encompassing all of the tools and applications that Leap With Alice provides, **the aliceSuite will establish an ecosystem that alleviates the hurdles that educators face on a daily basis**. Four key puzzle pieces come together to form the aliceSuite.









aliceLabs

Easily create free educational content, enhanced by AR.

aliceLens

View augmented creations and rediscover the world. (Demo Available on iOS and

aliceExchange

Sell creations on an incentive driven Educator-to-Educator marketplace.

aliceClassroom

Dashboard detailing KPI's such as student growth and engagement.

(Launching Q4 2018)	Android)	(Launching Q3 2019)	(Launching Q1 2019)


LWA
Leap With Alice

Everything starts inside of **aliceLabs**. Educators are provided **free tools** that empower the creation of educational content that has been enhanced by augmented reality. **aliceLabs hands the power to educators**, transforming their classroom from a passive work environment into an immersive learning experience. **Simple drag-and-drop tools and templates** generate interactive content that increases engagement, eliminating the learning curve. aliceLabs provides **templates and guides on how to create effective content, fast and free**.




LWA
Leap With Alice

The **aliceExchange** facilitates an **Educator-to-Educator marketplace** with the capacity to **buy and sell enhanced content**. Reaching a global community, aliceExchange transactions are flexibly conducted using USD or the ALICE Utility Token. Educators may browse specific topics that target **a variety of modalities, customizing the learning experience for every student.** If a more collaborative environment is the goal, interactive lesson plans can bring the entire class together for an immersive group experience. An expansive library of enhanced content is just a click away, **saving educators hours of planning.**

Engaging the **aliceLens** App on any smart device, **creations from aliceLabs come to life.** Quickly identifying predetermined targets or surfaces, aliceLens displays **3D models, immersive video, and informative text** that the creator has chosen. aliceLens empowers educators with technology that showcases interactive and deeply engaging content; taking the existing world around us and overlaying new information on top of it.

The **aliceClassroom** serves as a **dashboard and data center** for educators and students to **monitor their educational journey**.

Educators will have the ability to add students into their classroom, **tracking progress and growth.** Analytic tools, driven by machine learning, will give educators the ability to see valuable data and identify unique learning needs. The user interface will display basic profile information such as reputation level, transaction history, and available balances. Notifications will alert users when their content has been bought, rated, or reviewed.


WATCH OUR EXPLAINER WATCH O
PLAINER

Blockchain and Cryptocurrency



Security Token

- Tokenized Equity of Leap With Alice
- Funds Development of the AliceSuite
- Equal Voting Rights



Utility Token

- Native Currency of the AliceSuite
- Yields Higher Return On Exchange Sales
- Incentivizes Quality Contributions



Digital Rights Management

- Encrypted Ownership Rights
- Controlled Access
- Create Digitally Scarce Assets



Security

- Sensitive Data Secured On a Multi-Node System
- Pure Transparency of Transactions
- Immutable Distributed Ledger

Business Model

Leap With Alice provides free resources for users to create, buy, and sell enhanced educational content. **Initial revenue streams** are provided by aliceExchange, a marketplace that facilitates the buying and selling of original content that has been enhanced by AR. This is **monetized through a SaaS business model** with a supplemental revenue stream generated from **sales commissions**.

Further, the use of **blockchain technology** allows us to **facilitate Digital Rights Management** for all content created within the platform. This ensures the integrity and quality of content that is distributed throughout the exchange while providing **transparent ownership of digital assets** for a small fee.

SaaS Model + Exchange Sales Commissions

Users may onboard and use our services under a **free model or elect for a paid subscription**. This allows for easier adoption and less friction on the user's end. Driving monthly recurring revenue (MRR) and existing user growth, users are **heavily incentivized to elect for the paid model**. Utilizing the SaaS model, users receive a percentage of their sales, based on the model they have elected to use

FIAT CURRENCY	BASIC ACCOUNT FREE	PREMIUM $9.99/mo
	50% Payout Limited Token Incentivization	70% Payout Limited Token Incentivization Discounted Purchases

ALICE TOKEN	BASIC ACCOUNT FREE	PREMIUM $9.99/mo
	60% Payout Full Token Incentivization Reduced Transaction Fees	85% Payout Full Token Incentivization Reduced Transcation Fees Discounted

(free/paid). For each sale made, Leap With Alice will receive a percentage - ranging from 15% (paid subscriber), up to 50% (free model).

Digital Rights Management

As users upload and register original creations, content is time-stamped and stored on the Ethereum blockchain. Users are able to access the **securely encrypted content** based on the ownership rights that have been agreed to, via smart contract. Creators have the power to **track any of their work for infringement**, thanks to the transparency of the blockchain.

Investments

$5.35/share
When you invest you are betting the company's future value will exceed $43,870,000

Perks

Through this offering, **you are purchasing equity in Leap With Alice in the form of the LWA Security Token**. In addition to the equity purchased (in LWA Token), **investors also have the opportunity to qualify for the perks*** listed below.

*All perks will be delivered after the campaign is complete,. See Offering Summary below for additional terms.

 **THE LWA COMMITMENT**
Your investment brings the change education needs.
For every dollar you invest, a student receives an AR lesson.

Invest $999 or Less

- Invitation to Annual Investor Meeting

Invest $1,000 - $4,999

- 20% Off Purchases in aliceExchange for 30 Days
- Invitation to Annual Investor Meeting
- Invitation to Leap With Alice hosted events/conferences

Invest $5,000 - $9,999

- 20% Off Purchases in aliceExchange for 30 Days
- Invitation to Annual Investor Meeting

Invest $10,000 or More

- Invitation to Leap With Alice hosted events/conferences

- Free Purchases in aliceExchange for 30 Days
- Invitation to Annual Investor Meeting
- Invitation to Leap With Alice hosted events/conferences

LWA Security Tokens

LWA Tokens will represent a single Class A Unit with rights and preferences as designated in the Company's Operating Agreement and summarized in the Offering Document, and will be issued on the Ethereum Blockchain.

Development Stage

Leap With Alice has already developed and released a Demo App, as well as two prototype apps that showcase augmented reality and machine learning. Look forwarding, we are slated to launch our creation software (AliceLabs) in late October of this year. Further, we will be launching our data analytics tool and educational marketplace in 2019.

Partners and Affiliations

 

 

Accomplishments

Academic Validation

Leap With Alice has **partnered with UCF** to conduct impactful **research studies**, collecting valuable data in



order to strategically implement our technology and better the future of education. Leap With Alice's offices are located on campus. Collaborating with Dr. Trey Vasquez (Associate Professor, Child, Family, and Community Sciences) and Dave Edyburn (UCF Dean of Research), **Leap With Alice will participate in studies through the National Science Foundation** to show the efficacy of AR in the classroom. Further, we will determine how our approach best targets students with unique learning abilities. Future plans include the establishment of an endowment to further the progress of EdTech and the development of optimized education.



The University of Algarve (Portugal) partnership will deliver free educational resources across the globe, allowing educators to create powerful content that has been enhanced by emerging technology. Through the University of Algarve, we will collaborate with the MILAGE Project, which has built a community of partners, **including universities and schools located in Norway, Spain, Turkey, and Portugal**. This developed network of educators and students will be the first to engage Leap With Alice's free creation tools; enhancing content and cultivating a more immersive learning experience.





One Click Away...

Partnering with the **largest university in the United States** (UCF) has allowed us to kickstart our rapidly growing community, **adding 1.6 million educators, students, and alumni to our network in the month of August**. Further, collaboration with the University of Algarve opens the door to **global expansion into Europe** and beyond. As we approach the launch of aliceLabs in October -- our next major milestone -- **we are one click away from reaching 6+ million educators, students, faculty, and alumni (and growing).**

Available Technology

aliceLens Demo App, available on iOS and Android. With aliceLens, users can **catch a glimpse of the augmented reality capabilities** that Leap With Alice provides. For an interactive experience, visit LeapWithAlice.io and download the "targets" that link to the aliceLens. The **targets will come to life** when engaged with the aliceLens, **showcasing how AR can impact education** and promote a more immersive learning experience. In October, we will be launching aliceLabs and giving the power of creation to the educators. They will be able to create educational content that is enhanced by AR and these creations will be brought to life through the aliceLens.

Looking further ahead, we have released two prototype applications that give users a peek at the **power of machine learning in education**. We offer a look at our language processing capabilities and ability to target a variety of modalities

through aliceSpeaks and aliceThinks.

TECH DEMOS
AVAILABLE NOW





AliceLens AliceSpeaks AliceThinks

aliceLens aliceSpeaks aliceThinks

Market Validation



$209 BILLION
AR/VR Market by 2022
- Statista

AR Market

"Augmented reality has the potential to revolutionize learning in primary and secondary schools more than any other technology has done in the recent past," reports NJIT. "... Several studies published in the last four years have shown that it enhances learning and classroom interactions."

The **AR market is expected to grow to $659.98 million by the end of 2018**. The technology has broad mass appeal with surveys showing that consumers value AR products 33% higher than non-AR offerings. (Data: NJIT) Shipments of augmented reality glasses will increase 10 times, from 340,000 in 2017 to 3,716,000 units in 2018. (Data: Statista)

Edtech Market

Existing **educational marketplaces** have seen over **two-thirds of teachers in the United States use their services**. Still, in the last year, over **five million unique educators have exchanged** on existing marketplaces. Not only are educators across the globe engaging in the exchange of



$252 BILLION
Edtech Market by 2020
- Statista

educational content, they are creating notable streams of revenue. In 2016, **80,000 contributors combined to earn over $100 million, including a dozen individuals that have generated over $1M each.** (Data: Teachers Pay Teachers)





STO Market

	Traditional VC	Utility Tokens	Security Tokens
Issuer-Investor Alignment	✓		✓
Investor Liquidity		✓	✓
Access to Expert Networks	✓		✓
Community Development		✓	✓
KYC-AML Compliance	✓		✓
Regulatory Oversight	✓		✓

STO Market Source - NASDAQ

Our Timeline



Q1 2017	Q2 2017	Q4 2017	Q2 2018
Leap With Alice is Created	Research Study at the UCF Reading Clinic	Awarded $10,000 from the OTAB Fund	AliceLens Demo App Released on iOS and Android

Q2 2018	Q2 2018	Q2 2018	Q3 2018
Official Partnership with the University of Central Florida	AliceSpeaks Prototype Released on iOS and Android	AliceThinks Prototype Released on iOS and Android	LWA Security Token Generated

Q3 2018	Q4 2018	Q4 2018	Q1 2019
Official Partnership with the University of Algarve	NSF Research Study - AR and Unique Learning Abilities	AliceLabs Beta Released	AliceClassroom Beta Released

Q3 2019	Q3 2019	Q2 2020
AliceExchange Beta Released	ALICE Utility Token Distribution	Full AliceSuite Launch

(All future events are anticipated and may be subject to change)



About Us



Leap With Alice was founded with the belief that **augmented reality and other emerging technologies can drastically impact education on a global scale**. Team Alice conducted an initial research trial with the University of Central Florida that showcased the efficacy of AR in the classroom. This launched us to where we are today, a group of **six passionate founders that are motivated to engage students and incentive education.**

Invest Today!

We all find common ground with the belief that **improving education is to improve our future**. We've experienced educators that impacted our lives, for better or for worse. Regardless, there is a lasting impression that shapes who we are today. At Leap With Alice, we believe that **our tools will alleviate the stress** that prevents educators and students from reaching their true potential. **Investing in Leap With Alice is investing in the future of education.** Come take a Leap With Alice!



Meet Our Team





Caesar Medel

Chief Executive Officer

As an experienced, creative CEO, I am passionate about creating beautiful simple and easy-to-use consumer experiences. I also love to bring talented people together to form exceptional teams and to learn from each other. What motivates me is creating products that are enjoyed by millions of people and that positively impact a generation. Changing the education landscape is both my dream and goal. Owner, Hashtagmen LLC - 2011 - 2017 (E-commerce Website) Chief Executive Officer, Leap With Alice LLC; 2017 - Present (EdTech Software Company)



Alfonso Morales

Chief Technology Officer

Experienced in heading a team of task oriented leaders. Focused on creating and developing new technologies that help encourage and stimulate through innovation. Serving as CTO and COO for said companies with a derived focus on organization, scalability, and technology he quickly married this passion with another; education. Alfonso spent time working at multiple public schools with a variety of educators and students. In doing so, he was engaged in the struggles that many educators and students face on a daily basis, leading him to work towards a solution. Student - Information Technology, University of Central Florida; 2014-2017 Counselor, Orange County Public Schools; 2015-2016 (Government County Education) Chief Technology Officer, Team Laucnhable; 2016-2017 (App & AR Agency) Chief Technology Officer, Leap With Alice LLC; 2017 - Present (EdTech Software Company)





Marc McDonald

Chief Operations Officer

Marc has shown a strong ability to analyze business needs and help others to understand how to best leverage emerging technology. Enamored with the notion that we've stepped on to a brand new playing field that blends never-before-seen technology, finance, and economics, Marc exudes a passion for creating elegant products and solutions to complex problems. Restaurant Supervisor, Marriott International; 2012 - 2018 (International Hotels & Resorts) Chief Operations Officer, Leap With Alice LLC; 2018 - Present (EdTech Software Company)





Manuel Betancourt

Chief Design Officer

As Chief Design Officer and a co-founder of Leap With Alice creating a look, a feel, and a voice to the brand is my specialty. One that calls out to students, teachers, and anyone wanting to join this education evolution. The designs created connects them to the company and products that we create, so that we all leap together. Counselor, Orange County Public Schools; 2015-2016 (Government County Education) Graphic Designer, Team Laucnhable; 2016-2017 (App & AR Agency) Chief Design Officer, Leap With Alice LLC; 2017 - Present (EdTech Software Company)





Zack Pierola

Chief Commercial Officer

Experienced in consumer brand awareness. Highly skilled in digital marketing solutions, SEO, and marketing strategies. Focused on creating the perfect blend of technology and education to help prepare the future generations. Zack looks at the dilapidated education system with hopes to change the way children learn through Augmented Reality. Server, Shula's 347 Grill; 2015-2017 (Fine Dining Restaurant) Account Manager, Team Laucnhable; 2016-2017 (App & AR Agency) Chief Commercial Officer, Leap With Alice LLC; 2017 - Present (EdTech Software Company)





Kenneth Medel

Chief Marketing Officer

After joining the United States Navy, Kenneth expedited through the ranks, acquiring leadership skills to lead teams with quick critical thinking. After serving, he opened his first e-commerce online store on Amazon. His greatest strengths focus on marketing and the entanglements therein. Petty Officer 2nd Class, United States Navy; 2013 - 2018 Chief Marketing Officer, Leap With Alice LLC; 2018 - Present (EdTech Software Company)





David Ramirez

Blockchain Developer

Intelligent, driven, and quick-learning individual with a passion for software development. Main interests in the industry are blockchain and decentralized application (Dapp) development with Ethereum, written in solidity.





Alex Chatham

Unity Developer

As a child, Alex was always fascinated by technology and computers. Now with a degree in Computer Science, Alex is able to follow his dreams and use his abilities to develop challenging and interesting software.



Offering Summary

Maximum 200,000 Class A Units deliverable as tokens ("LWA Tokens") ($1,070,000)

*Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 1,869 Class A Units deliverable as tokens ("LWA Tokens") ($9,999,15)

Company	Leap With Alice LLC
Corporate Address	12703 Research Pkwy Suite 100 Orlando FL, 32826 United States
Description of Business	Leap With Alice leverages augmented reality, blockchain technology, and machine learning to create an educational ecosystem that incentivizes learning.
Type of Security Offered	Class A Units (deliverable in token form as "LWA Tokens")(the "Shares" or "Securities")
Purchase Price of Security Offered	$5.35
Minimum Investment Amount (per investor)	$107

Perks*

- **Invest $999 or Less**
  Invitation to Annual Investor Meeting

- **Invest $1000 - $4999**
  20% Off Purchases in alice
  Exchange for 30 Days
  Invitation to Annual Investor Meeting
  Invitation to Leap With Alice hosted events/conferences

- **Invest $5000 - $9999**
  20% Off Purchases in alice
  Exchange for 30 Days
  Invitation to Annual Investor Meeting
  Invitation to Leap With Alice hosted events/conferences

- **Invest $10000 or More**
  Free Purchases in alice
  Exchange for 30 Days
  Invitation to Annual Investor Meeting
  Invitation to Leap With Alice hosted events/conferences

*All perks will be delivered after the campaign is completed..

Terms of Tokens

LWA Token (representing Class A Units)

Description: The LWA Token will represent a single Class A Unit of the company, with rights and preferences as designated in the operating agreement and summarized in the Offering Document.

- **Blockchain:** Ethereum
- **Exchanges:** We currently intend listing the token on exchanges, but this may change, pending approval to list on such exchanges, changes to the regulatory landscape, or any other reason. Security Tokens may be eligible for trading on SEC approved alternate trading platforms as they become available. There is no guarantee that such a trading platform will be available at that time.

Material Terms:

- **Voting Rights:** 1 vote per unit
- **Restrictions on Transfer:** 1 year from closing of this Offering
- **Dividends/Distributions:** a the discretion of the managers (see Operating Agreement)
- **Redemption Rights:** NA
- **Other:** NA

Please see Offering Document for complete set of rights and preferences.

The Company currently does not have a functional distributed ledger based business model nor a blockchain based token and there is no guarantee that such will be developed in the future. The promise of future tokens is contingent upon the successful development of such items. There is no guarantee that successful development will ever occur. The right to receive future tokens and the offering of future tokens is being offered as part of this offering exempt from registration under Regulation CF.

Irregular Use of Proceeds

ONBOARDING 2.0

Offering Details

Form C Filings

(SHOW MORE)

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Leap With Alice to get notified of future updates!

Comments (0 total)

Add a public comment...

0/2500

Post





Important Message

www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC, located at 750 N San Vicente Blvd #800, West Hollywood, CA 90069. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of three types

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

?

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Leap with Alice creates a world where students learn through innovation and educators earn through imagination. Alice Labs, conveniently upload or take a quick picture of your basic worksheet. Simple drag and drop features allow you to easily pair 3D models with your targets.

Interacting Alice Lens on any smart device your basic lessons leap off of the page engaging students like never before. Transform your lessons into an immersive experience with interactive images and informative video.

Educators can prepare their augmented lesson plans for the Alice Exchange launch in quarter three 2019.

The free Alice Labs creation suite puts the power in the hands of educators building an ecosystem where users can personalize learning and impact education on a global scale.

Join us as we bring education to life. Visit leapwithalice.io and sign up to be a beta tester today.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]



Operating Agreement

August 24, 2018

LeapWithAlice.io

[Intentional Blank Page]

TABLE OF CONTENTS

SECOND AMENDED AND RESTATED

OPERATING AGREEMENT OF

LEAP WITH ALICE LLC

A Florida Limited Liability Company

THIS SECOND AMENDED AND RESTATED OPERATING AGREEMENT (the "*Operating Agreement*" or "Agreement") is made and entered into as of September ___, 2018, and amends, restates and replaces the First Amended and Restated Operating Agreement dated as of August 24, 2018. Pursuant to Section 1.1 of the Agreement, the Members and Managers of Leap with Alice LLC, a Florida limited liability company (the "*Company*") hereby adopt the following Operating Agreement. Unless otherwise defined herein, all capitalized terms shall have the meanings set forth in Article XII of the Agreement.

ARTICLE I ORGANIZATION

1.1   Formation. Pursuant to the Florida Limited Liability Company Act, Chapter 605, Florida Statutes (the "*Act*"), the Company was formed as a Florida limited liability company upon the filing of its Articles of Organization (the "*Certificate*") with the Florida Department of State on February 28, 2018. The rights, duties and obligations of the Members shall be governed by the terms and conditions of this Agreement and the Act. This Agreement is subject to, and governed by, the Act. In the event of a direct conflict between the provisions of this Agreement and the mandatory provisions of the Act, the provisions of the Act will be controlling.

1.2   Intent. It is the intent of the Members that the Company shall elect to be treated as an association taxable as a corporation for federal, State and local income tax purposes. No Member shall take any action inconsistent with the express intent of the parties in this regard.

1.3   Name. The name of this Company is Leap with Alice LLC.

1.4   Place of Business. The principal place of business of the Company is 1550 Handleman DR, Oviedo, Florida 32765.

1.5   Purpose. This Company has been formed as an ED-TECH Company using innovative technologies merged together for the purpose of re-imagining education. The Company shall have the power to do any and all acts necessary, appropriate, proper, advisable, incidental or convenient to or for the furtherance of the purposes and business described herein for the protection and benefit of the Company, and shall have, without limitation, any and all of the powers that may be exercised on behalf of the Company by the Manager pursuant to this Agreement. Incident to the forgoing authority, the Company and the Manager, on behalf of the Company, may execute, deliver and perform the Subscription Agreements, any side letter and any documents contemplated thereby or related thereto and any amendments thereto, without any further act, vote or approval of any Person, including any Member.

1.6   Terms. The Company's term commenced on the date on which the Certificate was filed with the Florida Department of State and shall continue until such time as it is terminated under the provisions of Article IX hereof.

ARTICLE II

CAPITALIZATION OF THE COMPANY

2.1   Authorization of Units. The Company is authorized to issue Class A Units (the "*Units*"). Class A Units shall be Voting Units and be entitled to the rights and benefits as set forth in this Agreement. The Units shall constitute all of the equity interests in the Company and shall constitute one hundred percent (100%) of the Voting Units. The maximum number of authorized Class A Units, shall be decided by Majority of Voting Units, with the exception of the first authorization of Units, which was authorized by resolution of the Initial Members of the Company. New Classes of Units shall be created through an amendment of the Agreement.

2.2   Issuance of Units. Subject to Article 2.1 and Provision 3.6(b)7 the Units shall be issued by the Manager on such terms and conditions as the Manager deems appropriate in its sole discretion, including vesting or forfeiture schedules determined on an individual case-by-case basis. The Manager may issue Units as certificated securities, in book entry form or as Security Tokens. If issued as Security Tokens, such Units shall be deemed "digital assets" as defined in Section 740.002(9) of the Florida Statutes. Owners of Units issued as Security Tokens are intended to have access to a token distribution system (the *"Online Tool"*) to provide directions for the management of Security Tokens. Protocols for both the Security Tokens and the Online Tool will be provided in the Company's Whitepaper, which will be approved and amended from time to time by resolution of the Manager to update its technology and/or to comply with federal or State law.

2.3   Admission of Members. A purchaser or acquirer of any of the Units shall be admitted as a Member of the Company upon:
   (a) In the case of a purchaser, the receipt and acceptance by the Manager of an executed Subscription Agreement to purchase the Units subscribed in form and substance acceptable to the Manager, indicating the purchaser's agreement to be bound by each and every term and condition of this Agreement, and the Capital Contribution required from such purchaser in exchange for the Units purchased.
   (b) In the case of an employee or officer granted restricted units, the receipt and acceptance by the Manager of an executed option agreement to vest the Units subscribed in form and substance acceptable to the Manager, indicating the employee's or officer's agreement to be bound by each and every term and condition of this Agreement, coupled with one or more vested Units.

2.4   Additional Capital Contributions. No Additional Capital Contributions shall be required of any Member.

2.5   No Interest on Capital Contributions. No interest shall be paid by the Company on Capital Contributions.

2.6   Withdrawals and Returns of Capital. No Member shall have the right to withdraw his or her Capital Contribution, in whole or in part, and no Member shall have the right to demand and receive property of the Company instead of cash in return of any Capital Contribution, except as specifically provided in this Agreement.

2.7   Article 8 Opt-In. Each limited liability company interest in the Company (including each Unit) shall constitute a "security" within the meaning of, and by governed by, (a) Article 8

of the Uniform Commercial Code (including Section 8 – 102(a)(15) thereof) as in effect from time to time in the State of Florida (the "*FL UCC*") and (b) the corresponding provisions of the Uniform Commercial Code of any other applicable jurisdiction that now or hereafter substantially includes the 1994 revisions to Article 8 thereof as adopted by the American Law Institute and the National Conference of Commissioners on Uniform State Laws and approved by the American Bar Association on February 14, 1995 (each, an "*Other State UCC*"). For all purposes of Article 8 of the FL UCC and any Other State UCC and to the fullest extent permitted by law, the laws of the State of Florida shall constitute the local law of the Company in the Company's capacity as the issuer of Units.

ARTICLE III
POWER AND DUTIES OF MANAGERS; EMPLOYEES

3.1   Management. One (1) or more Managers (whether one (1) or more, the "*Manager*") shall manage the business and affairs of the Company and, except as otherwise specifically provided under this Agreement or the Act, shall have full and complete authority, power and discretion to make any and all decisions and to do any and all things which the Manager deems to be reasonably required to accomplish the business and objectives of the Company. Management by multiple Managers shall be based upon the majority vote of the Managers unless a higher voting requirement is set forth herein. If there is a deadlock based upon the vote of the Managers, the decision shall be made by the vote of a Majority of the Voting Units. A Manager may be appointed, removed or replaced on the written vote of a Supermajority of the Voting Units, with the exception of the first designation, which shall be authorized by resolution of the Initial Members of the Company.

3.2   Power of the Manager. Without limiting the generality of Section 3.1 hereof but limited by the provisions of Section 1.5, the Manager shall have power and authority, on behalf of the Company to do the following:

(a) Subject to the provisions of Section 3.7 below, to acquire assets from any Person as the Manager may determine even if a Member is directly or indirectly Affiliated or connected with such Person;

(b) To allocate capital;

(c) To purchase liability and other insurance to protect management, Members, property and business, including key man life insurance on each Manager and/or officer;

(d) To hold and own real and/or personal properties in the name of the Company;

(e) To invest any funds temporarily in time deposits, short-term governmental obligations, commercial paper or other investments;

(f) To sell or otherwise dispose of or transfer assets in the ordinary course of business or sell or otherwise dispose of all or substantially all of the assets as part of a single transaction or plan so long as such disposition is not in violation of or a cause of a default under any other agreement to which the Company may be bound;

(g) To execute all contracts, instruments, and documents including, without limitation, checks, drafts, notes and other negotiable instruments, mortgages or deeds of trust, deeds, security agreements and financing statements, documents providing for the acquisition, mortgage or disposition of property, assignments,

bills of sale, stock powers, leases, company agreements, and any other instruments or documents necessary, in the opinion of the Manager, to the business of the Company; and, subject to any limitation contained in the Certificate or in this Agreement, authorize in writing an agent, generally or specifically, to execute and deliver any contract or other instrument in the name and on behalf of the Company;

(h) To execute and deliver proxies to vote shares of other companies owned by or standing in the name of the Company and to authorize any agent to execute and deliver such proxies;

(i) To employ accountants, legal counsel, managing agents or other experts to perform services and to compensate them;

(j) To make an assignment for the benefit of creditors of the Company, file a voluntary petition in bankruptcy or appoint a receiver for the Company, provided such action has been approved in advance in writing by a Supermajority of the Voting Units;

(k) To enter into any and all other agreements on behalf of the Company with any other Person or entity for any purpose in such form as the Manager may approve;

(l) To appoint, remove and replace Officers and other Key Employees; and

(m) To do and perform all other acts as may be necessary or appropriate to the conduct of the Company's businesses.

3.3 **Duties of the Manager**. The Manager shall be responsible for:

(a) The day-to-day management and control of the Company;

(b) The business affairs of the Company, dominion and control of business assets and general supervision over employees, agents and professional advisors;

(c) Signing and executing official documents and other instruments for and on behalf of the Company;

(d) Keeping or causing to be kept a record of all proceedings and meetings of the Members;

(e) Causing all notices to be duly given in accordance with the provisions of this Agreement and as required by law;

(f) Storing the records of the Company;

(g) Assuring that the books, reports, statements, certificates, and other documents and records required by law are properly kept and filed;

(h) Maintaining the Unit ledger and books of the Company and causing such books to be kept in such manner as to show at any time the number and Class of Units issued and outstanding, the manner in which and date when such Units were paid for, the names, and the addresses of the Members of record, the number of Units held by each Member, and the date when each became a Member of record;

(i) Causing the records required to be maintained by the Act to be kept and exhibited at the principal place of business of the Company and in the manner and for the purpose provided in such section;

(j) Having charge and supervision over and being responsible for the monies, securities, receipts, and disbursements;

(k) Causing the monies and other valuable effects to be deposited in the name and to the credit of the Company in such banks or trust companies or with such banks or other depositories as shall be selected by the Manager;

(l) Causing monies to be disbursed by checks or drafts drawn on the authorized depositories;

(m) Rendering a statement of the financial condition of the Company along with a consolidated statement of the Company at least annually;

(n) Causing to be kept correct books of account of all the business and transactions of the Company and exhibiting such books to any Member on advanced written request during ordinary business hours;

(o) Designating an agent for service of process on the Company in compliance with the Act and any other applicable State law;

(p) Purchase, sell, lease and mortgage real estate;

(q) Performing such other duties as from time to time may be assigned to it by the Company; and

(r) Maintaining the Company and its associated books and records in a manner that complies with applicable laws and regulations.

3.4   Number of Officers, Tenure and Qualifications. The Manager shall determine the number and title of any officer, who shall serve at the pleasure of the Manager. An officer need not be a Member. An officer shall remain a officer of the Company until such time as he resigns or is removed in accordance with this Agreement. Additional officer of the Company may be appointed, removed or replaced from time to time by the Manager. An officer need not be a resident of the State of Florida. An officer may (i) serve the Company in other capacities for which the officer receives compensation from the Company, and (ii) own Units as a Member.

3.5   Authority to Bind the Company. Unless authorized to do so by this Agreement, by the Manager or by the Members, no Member, agent, officer or employee of the Company shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable for any purpose.

3.6   Limitations on the Manager and Officers. The Manager and the officers shall be subject to all the following restrictions:

(a) No Manager or officer shall:

1. Do any act in contravention of this Agreement;
2. Do any act which would make it impossible to carry on the business of the Company;
3. Confess a judgment against the Company; or
4. Possess Company Property, or assign its rights in specific Company Property, for other than a Company purpose.

(b) In addition, and without limiting the generality of the foregoing provisions of this Article III, no Manager or officer shall, without the prior written consent of a Majority of the Voting Units:

1. Borrow in excess of $250,000 in the aggregate at any one time outstanding on the general credit of the Company;
2. Except for real estate transactions authorized under Section 3.3(p), sell, refinance, exchange or otherwise convey or transfer any of the assets of the Company (or any interest therein) except in the normal course of business,
3. Permit the Company to acquire property in exchange for a Company interest;
4. Permit any Company funds to be commingled with the funds of any other Person;
5. Purchase or lease any personal property in an aggregate amount in excess of $100,000.00 per item during any fiscal year;
6. Merge, liquidate, dissolve or otherwise terminate the Company or its business; or
7. To sell Units of the Company.

3.7   Conflict of Interest Transactions. The Manager shall not cause the Company to make investments in a Manager or any Affiliate of a Manager, without the prior consent of a Supermajority of the Voting Units. Except as otherwise provided in this Agreement, a Manager shall not cause the Company to enter into any agreement with a Manager or an Affiliate of a Manager, to provide services to or for the benefit of the Company for compensation without the prior consent of a Supermajority of the Voting Units.

ARTICLE IV
RECORDS; BANK AND BROKERAGE ACCOUNTS; ACCOUNTING, TAX AND
FINANCIAL MATTERS

4.1   Company Records and Accounts. The Manager shall maintain a principal place of business where the Company shall preserve the records and accounts of the operations and expenditures of the Company distinguishing records by each Unit. Such records shall include the following:

(a) A current list of the full name and last known business, residence or mailing address of each Member including the Class of Units owned, both past and present;
(b) A copy of the file-stamped Articles of Organization of the Company and all amendments thereto together with executed copies of any powers of attorney pursuant to which any amendment has been executed;
(c) Copies of the Company's federal, State, and local income tax and ad valorem tax returns and reports, if any, for the three (3) most recent Fiscal Years;
(d) Copies of the Company's currently effective Agreement and all amendments thereto, copies of any prior written operating agreement no longer in effect, copies of any writings permitted or required with respect to a Member's obligation to contribute cash or property or render services to the Company;

(e) Financial statements received by the Company from any entities in which the Company has invested, and financial statements, if any, prepared by the Company, for the three (3) most recent Fiscal Years;

(f) Minutes or other records of any annual, special or other meeting or other action of the Members and the Manager; and Copies of all executed Subscription Agreements and adoption agreements. The records and accounts of the Company shall be open to the reasonable inspection and examination of any Member or his duly authorized representative during normal business hours upon prior written notice.

4.2   Fiscal Year. The fiscal year of the Company shall be the calendar year.

4.3   Method of Accounting. The books of the Company shall be kept in accordance with the method of accounting used for federal income tax reporting purposes.

4.4   Tax Returns. The Manager shall, at the expense of the Company, cause the preparation and timely filing of all tax returns required to be filed by the Company pursuant to the Code and all other tax returns deemed necessary and required in each jurisdiction in which the Company does business. Copies of such returns, or pertinent information therefrom, shall be furnished to the Members within a reasonable time to the best of the Manager's ability after the end of each Fiscal Year. All elections permitted to be made by the Company under federal or State laws shall be made by the Manager; subject to Section 4.5.

4.5   Tax Elections. All elections required or permitted to be made by the Company under the Code and the Treasury Regulations shall be made by the Manager in such manner as shall, in the opinion of the Company's accountants, be most advantageous to the Members.

4.6   Financial Statements. The Company shall prepare financial statements and have such financial statements reviewed or audited at the expense of the Company on an annual basis by an accounting firm selected by the Manager.

4.7   Expenses of the Company.
(a) The Company will bear the fees, costs and expenses of and incidental to organizing and funding the Company ("*Organization and Offering Expenses*").
(b) The Company will bear costs and expenses of the Company that, in the good faith judgment of the Manager, are incurred in the operation of the Company.

ARTICLE V
RIGHTS AND OBLIGATIONS OF MEMBERS

5.1   Limitation of Liability. Each Member's liability for the debts and obligations of the Company shall be limited as set forth in this Agreement, the Act and other applicable law.

5.2   Priority and Return of Capital to Members. Except as set forth in this Agreement, no Member shall have priority over any other Member, either as to the return of Capital Contributions or as to the receipt of distributions from the Company; provided, however, that this Section 5.2 shall not apply to loans (as distinguished from Capital Contributions) which a Member has made to the Company in an arm's length transaction represented by written, executed documentation. Nothing in this Agreement shall prevent any Member from making secured or unsecured loans to the Company by agreement with the Manager.

5.3   Confidentiality. Each Member agrees that it will not, at any time, in any fashion, form or manner, either directly or indirectly, divulge, disclose or communicate to any Person in any manner whatsoever, any information of any kind, nature or description concerning any matters known to the Member, which relate to information about the investments or plan of operations or anticipated investments or plan of operations of the Company or Affiliates ("*Confidential Information*"), unless authorized in writing by the Company. The Confidential Information shall include, but shall not be limited to, the past, present or future investment plans of the Company or Affiliates, without regard to whether any or all of the foregoing matter would be deemed secret, confidential, material or important, the parties hereto stipulating that the same are secret, confidential, material and important and gravely affect the goodwill of the Company.

5.4   Filing. In connection with the execution of this Agreement, the Manager shall execute such further documents (such as amendments to the Certificate) and take such further action as is appropriate to comply with the requirements of the Act or the law for the formation or operation of a limited Company in all States and counties where the Company may conduct its business.

ARTICLE VI

MEETINGS OF MEMBERS

6.1   Meetings. Meetings of Members may be called by the Manager at any time. Special meetings of the Members, for any purpose or purposes, unless otherwise prescribed by statute, may be called at any time by the written request of Members holding not less than twenty- five percent (25%) of the Units, determined without regard to Class of Units, with such written request specifying the purpose or purposes of the meeting. In case of failure to call a special meeting requested by Members as set out in this Section 6.1 within thirty (30) days after such request, the Member or Members holding not less than twenty-five percent (25%) of the Units, determined without regard to Class of Units may call such special meeting.

6.2   Place of Meetings. The Manager may designate any place, either within or outside the State of Florida, as the place of meeting for any meeting of the Members or of the meeting of the Members of a Class of Units. If no designation is made, the place of meeting shall be held at the offices of the Company. Any or all Members may participate in any annual or special meeting of the Members, or through the use of, any means of communication by which all Members participating may simultaneously hear each other during the meeting. A Member so participating is deemed to be present in person at the meeting.

6.3   Notice of Meetings. Except as provided in Section 6.4, written notice shall be given to every Member affected by the call of the special meeting stating the place, day and hour of the special meeting and the purpose or purposes for which the meeting is called, shall be delivered not less than ten (10) nor more than sixty (60) days before the date of the meeting, either personally, by electronic mail with receipt confirmation, by mail, by overnight delivery that provides for delivery confirmation, or by facsimile transmission, by or at the direction of the Member calling the meeting. If delivered in person, by electronic mail or by overnight delivery, such notice shall be deemed delivered as of the date of receipt by the Member. If mailed, such notice shall be deemed to be delivered two (2) calendar days after being deposited in the United States mail, addressed to the Member at its address as it appears on the books of the Company, with postage prepaid. If transmitted by facsimile transmission, such notice shall be deemed to be

delivered on the date of such facsimile transmission to the fax number, if any, for the respective Member which has been supplied by such Member to the Company and identified as such Member's facsimile number.

6.4   Meeting of all Members. If all of the Members either in person or by proxy meet at any time and place, either within or outside of the State of Florida, and consent to the holding of a meeting at such time and place, such meeting shall be valid without call or notice, and lawful action may be taken at such meeting.

6.5   Quorum. A Majority of the Units affected by the call of the meeting (represented in person or by proxy) shall constitute a quorum at any meeting of Members for the transaction of business, except as otherwise provided by the Act or by the Certificate. In the absence of a quorum at any such meeting, the meeting may be adjourned for a period not to exceed sixty (60) days without further notice upon the affirmative vote of a majority of the Units so represented at the meeting. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. If the adjournment is for more than sixty (60) days, however, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to every Member.

6.6   Manner of Acting. If a quorum is present, the affirmative vote of a Majority of the Units eligible to participate in the meeting shall be the act of the Members, unless the vote of a greater or lesser proportion or number is otherwise required by the Act, by the Certificate, or by this Agreement. In the event of a deadlock, the affirmative vote of a Majority of the Members determined without regard to the Class of Unit shall be the act of the Members, unless the vote of a greater or lesser proportion or number is otherwise required by the Act, by the Certificate, or by this Agreement.

6.7   Voting of Member Unit. Where a vote of the Members is required under this Agreement with respect to a particular matter, each Unit shall carry the right to cast one vote on such matter, subject to the modification of such voting rights of any Units by this Agreement. Holders of Units who are not Members shall not be entitled to vote on any matter submitted to the Members

6.8   Proxies. At all meetings of the Members, each Member entitled to vote shall be entitled to vote in person or by proxy; provided, however, that the right to vote by proxy shall exist only if the instrument authorizing such proxy to act shall have been executed in writing by the registered holder or holders of such Units, as the case may be, as shown on the Unit ledger of the Company, or by its or their attorneys thereunto duly authorized in writing. Such instrument authorizing a proxy to act shall be delivered to the Manager at or before the beginning of such meeting. In the event that any such instrument shall designate two (2) or more Persons to act as proxies, a majority of such Persons present at the meeting, or if only one (1) be present, then that Person shall (unless the instrument shall otherwise provide) have all of the powers conferred by the instrument on all Persons so designated. Persons holding Units in a fiduciary capacity shall be entitled to vote the Units so held and Persons whose Member Units are pledged shall be entitled to vote unless, pursuant to the transfer by the pledgor or on the books of the Company, such Person shall have expressly empowered the pledgee to vote such Member Units, in which case the pledgee, or its proxy, may represent such Member Units and vote them. No proxy shall be valid after eleven (11) months from the date of its execution, unless otherwise provided in the proxy.

6.9   Action by Members Without a Meeting. Unless otherwise provided under the Act or in the Certificate, any action which may be, or is required to be, taken at a meeting of the Members may be taken without a meeting, without prior notice, and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by Members with outstanding Units entitled to vote with respect to the subject matter thereof sufficient to take such action if voted on at a meeting of Members at which all Members holding Units entitled to vote with respect to the subject matter thereof were in attendance. Notice of such action shall be provided to all affected Members within thirty (30) days of such action.

6.10   Waiver of Notice. When any notice is required to be given to any Member, a waiver thereof in writing signed by the Member entitled to such notice, whether before, at, or after the time stated herein, shall be equivalent to the giving of such notice. A Member's attendance at any meeting, in person or by proxy, (a) waives objection to lack of notice or defective notice of the meeting, unless the Member at the beginning of the meeting objects to holding the meeting or transacting business at the meeting, and (b) waives objection to consideration of a particular matter at the meeting that is not within the purposes described in the meeting notice, unless the Member objects to considering the matter when it is presented.

ARTICLE VII
DISTRIBUTIONS

7.1   Distributions.
    (a) Unless the Company is prohibited under the Act, the Manager may cause the Company to declare and make distributions of earnings and profits in respect of Units outstanding to each Member on an annual basis. The amount and timing of such distributions, if any, shall be at the Manager's discretion, such discretion to be exercised in the best interests of the Company.
    (b) For purposes of this Section 7.1, only issued Units shall be counted among Units outstanding.

ARTICLE VIII

ADMISSIONS AND WITHDRAWALS

8.1   Admission of Members. No Person shall be admitted as a Member or a Substituted Member without first complying with Section 8.4(a) below, regardless of whether such person has acquired an interest in the Company from another Member or from the Company as an original issuance.

8.2   Expulsion of Member. Upon any material breach by any Member of any of the Member's obligations under the terms of this Agreement which remains uncured for a period of ninety (90) days following written notice to the Member, the Member may be expelled from the Company effective upon the delivery of written notice of expulsion signed by the Manager, unless such Member's breach has been cured prior to delivery of such written notice. Such expulsion shall constitute a withdrawal from the Company by that Member with respect to which the provisions of Section 8.3 shall apply.

8.3 No Withdrawal. Except as otherwise provided in this Article VIII, no Member may voluntarily or involuntarily withdraw from the Company or terminate its interest therein without the prior written consent of the Manager. Upon an Event of Withdrawal with respect to a

Member, such Member (and the Member's successor-in-interest, personal representative, executor, trustee and/or assigns):

(a) Shall be an assignee of a Member's interest, as provided in the Act;

(b) Shall have no right to participate in the business and affairs of the Company or to exercise any rights of a Member under this Agreement or the Act; and

(c) Shall continue to share in distributions and allocations from the Company, on the same basis as if such Member had not withdrawn, provided that any damages to the Company as a result of such withdrawal shall be offset against amounts that would otherwise be distributed to such Member.

8.4 Transfer of Units.

(a) Units are held, and may only be transferred, pledged, hypothecated, sold, or otherwise disposed of ("collectively, *Transfer*"), in accordance with all of the terms and conditions of this Agreement. Any such Transfer, even though in full compliance with the terms of this Agreement, shall only transfer the right represented by such transferred Unit to receive a share of the capital, profits and cash available for distribution by the Company with respect to the transferred Unit and shall not result in making any such subsequent holder a Member of the Company unless and until the holder of the Units:

1. Obtains the consent of the Manager to the admission of such holder as a Substituted Member;

2. Delivers to the Company an executed adoption agreement agreeing to be bound by all the terms and conditions of this Agreement; and

3. Pays any reasonable expenses in connection with such holder's admission as a Substituted Member, as determined by the Manager.

(b) Until the approval and admission of a holder of Units as a Substituted Member has been completed, the transferor Member shall continue as a Member of the Company with respect to such transferred Units for all purposes other than participation in the distribution of earnings and profits by the Company related to the transferred Units.

8.5 Transfer Limitations.

(a) <u>For Units other than Reg CF Units (defined below)</u>. In addition to other limitations on transfer or disposition of Units set forth herein, no disposition of any Unit by a Member may be made if the Unit or any part thereof sought to be transferred, when added to the total of all other Units disposed of within the period of twelve (12) consecutive months prior to the proposed date of disposition, in the opinion of counsel for the Company, results in the termination of the Company under the Code. Further, no disposition of any Unit may be made without registration under the Securities Act of 1933, as amended (the "Securities Act"), and under state securities laws or unless the Company receives an opinion of counsel satisfactory to it that an exemption from registration is available.

(b) <u>For Units sold pursuant to a Regulation Crowdfunding offering under Section</u>

4(a)(6) of the Securities Act (all such Units, "*Reg CF Units*"). For the period starting as of the date of acquisition of the Reg CF Unit until the one-year anniversary thereof, the Reg CF Units may only be transferred (i) to the Company; (ii) to an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act; (iii) As part of an offering registered under the Securities Act with the Securities and Exchange Commission; or (iv) to a member of the Member's family or the equivalent, to a trust controlled by the Member, to a trust created for the benefit of a member of the family of the Member or equivalent, or in connection with the death or divorce of the Member or other similar circumstance. After the one-year holding period for a Reg CF Unit, any Transfer shall comply with Section 8.4, with the exception that 8.4(a)(iii) shall not apply.

ARTICLE IX DISSOLUTION AND TERMINATION

9.1   Dissolution of the Company. The Company shall be dissolved upon the first to occur of any of the following events:

(a) The written consent of a Majority of the Units determined without regard to Class of Unit to dissolve the Company; or

(b) The entry of a judicial decree of dissolution.

9.2   Winding Up, Liquidation and Distribution of Assets.

(a) Upon dissolution of the Company in accordance with Section 9.1 above (i) an accounting shall be made by the Company's accountants of the accounts of the Company and of the Company's assets, liabilities and operations, from the date of the last previous accounting until the date of dissolution, and (ii) the Manager shall proceed to wind up and liquidate the Company's assets (except to the extent the Manager may determine to distribute any assets to the Members in kind), discharge the Company's obligations, and wind up the Company's business and affairs as promptly as is consistent, in the Manager's sole judgment, with obtaining the fair value thereof. The proceeds of liquidation of the Company's, to the extent sufficient therefore, shall be applied and distributed as follows:

1. First, to the payment and discharge of all of the Company's debts and liabilities to third parties except those owing to Members in general or to the establishment of any reasonable reserves for contingent or unliquidated debts and liabilities of the Company, as appropriate;

2. Second, to the payment of any debts and liabilities owing to the Members; and

3. Third, to the Members owning the Units, in proportion to each Member's ownership of Units to the total number of Units outstanding.

(b) Any assets distributed in kind shall be both (i) valued for this purpose at their net fair market value, and (ii) deemed to have been sold as of the date of dissolution. Fair market value of the Company's assets shall be determined by the Manager; provided, however, that the Manager may engage another Person, at the expense of the Company to advise the Manager with respect to the determination of fair market value.

(c) Upon completion of the winding up, liquidation and distribution of the assets, the Company shall be deemed terminated, and the Manager shall (i) file a certificate of cancellation with respect to the Company with the Florida Department of State and (ii) comply with any requirements of applicable law pertaining to the winding up of the affairs of the Company and the final distribution of its assets.

9.3   Return of Capital Contributions; Non-Recourse to Other Members. Each Member shall look solely to the assets of the Company for the return of its Capital Contribution. If the Company property remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return the cash or other property contribution of one or more Members, such Member or Members shall have no recourse against any other Member.

ARTICLE X

INDEMNIFICATION; LIMITATION OF LIABILITY

10.1   Indemnification of Manager, Members, officers and Affiliates.

(a) To the greatest extent permitted under the laws and public policies of the State of Florida, the Company will indemnify any Manager, Member or officer or Affiliate of a Manager, Member or officer who was or is a party or is threatened to be made a party to any threatened, pending or completed proceeding by a third party or by or in the right of the Company because such individual is or was a Manager, Member or officer or Affiliate of a Manager, Member or officer, as a matter of right, against all liability incurred by such individual in connection with any proceeding; provided that it is determined that the specific indemnification of such individual is permissible in the circumstances because the individual has met the standard of conduct for indemnification set forth in subsection (c) of this Section. The Company will pay for or reimburse the reasonable expenses incurred by a Manager, Member or officer or Affiliate of a Manager, Member or officer in connection with any such proceeding in advance of final disposition thereof if (i) the Manager, Member or officer or Affiliate of a Manager, Member or officer furnishes the Company a written affirmation of the standard of conduct for indemnification described in subsection (c) of this Section; (ii) the Manager, Member or officer or Affiliate of a Manager, Member or officer furnishes the Company a written undertaking, executed personally or on such Manager's, Member's or officer's or Affiliate's behalf, to repay the advance if it is ultimately determined that such individual did not meet such standards of conduct; and (iii) a determination is made in accordance with subsection (d) of this Section that, based upon facts then known to those making the determination, indemnification would not be precluded under this Section. The undertaking described in clause (ii) of the immediately preceding sentence must be a general obligation of the Manager, Member or officer or Affiliate of a Manager, Member or officer, subject to such reasonable limitations as the Company may permit, but need not be secured and may be accepted without reference to financial ability to make repayment. The Company will indemnify a Manager, Member or officer or Affiliate of a Manager, Member or officer who is successful, on the merits or

otherwise, in the defense of any such proceeding or in defense of any claim, issue, or matter therein, without the requirement of a determination as set forth in subsection (c) of this Section. Upon demand by a Manager, Member or officer or Affiliate of a Manager, Member or officer for indemnification or advancement of expenses, as the case may be, the Company will expeditiously determine whether the Manager, Member or officer or Affiliate of a Manager, Member or officer is entitled thereto in accordance with this Section. The indemnification and advancement of expenses provided for under this Section will be applicable to any proceeding arising from acts or omissions occurring before or after the adoption of this Section.

(b) The Company will have the power, but not the obligation, to indemnify any individual or entity who is or was an employee, manager, employee, advisor or agent of the Company or is or was serving, at the request of the Company, as a general partner, manager, employee, director, member, limited partner, trustee, advisor or agent of another partnership, association, limited partnership, limited liability company, corporation, joint venture, trust, employee benefit plan, or other enterprise to the same extent as if such individual is or was a Manager, Member or officer or Affiliate of a Manager, Member or officer.

(c) Indemnification is permissible under this Section only if (i) the subject party conducted himself in good faith, (ii) the subject party reasonably believed that his conduct was in or at least not opposed to the Company's best interest; and (iii) in the case of a criminal proceeding, the subject party had no reasonable cause to believe his conduct was unlawful. The termination of a proceeding by judgment, order, settlement, or upon a plea of *nolo contendo* or its equivalent is not, of itself, demonstrative or sufficient to create a presumption that the individual did not meet the standard of conduct described in this subsection.

(d) A determination as to whether indemnification or advancement of expenses is permissible shall be made by independent legal counsel selected by the Manager.

(e) A Manager, Member or officer or Affiliate of a Manager, Member or officer who is a party to a proceeding may apply for indemnification from the Company to the court, if any, conducting the proceeding or to another court of competent jurisdiction. On receipt of an application, the court, after giving notice the court considers necessary, may order indemnification if it determines:

> (i) in a proceeding in which the Manager, Member or officer or Affiliate of a Manager, Member or officer is wholly successful, on their merits or otherwise, the Manager, Member or officer or Affiliate of a Manager, Member or officer is entitled to indemnification under this Section, in which case the court will order the Company to pay the Manager, Member or officer or Affiliate of a Manager, Member or officer his reasonable expenses incurred to obtain such court ordered indemnification; or

> (ii) the Manager, Member or officer or Affiliate of a Manager, Member or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the Manager, Member or officer or Affiliate of a Manager, Member or officer meets the standard of conduct set forth in subsection (c) of this Section.

(f) Indemnification will be provided for an individual's conduct with respect to an employee benefit plan if the individual reasonably believed his conduct to be in the interests of the participants and beneficiaries of the plan.

(g) Nothing contained in this Section will limit or preclude the exercise or be deemed exclusive of any right under the law, by contract or otherwise, relating to indemnification of or advancement of expenses to any individual who is or was a Manager, Member or officer or Affiliate of a Manager, Member or officer of the Company or is or was serving, at the Company's request, as a general partner, manager, employee, director, member, limited partner, trustee, or agent of another partnership, association, limited partnership, limited liability company, corporation, joint venture, trust, employee benefit plan or other enterprise. Nothing contained in this Section will limit the ability of the Company to otherwise indemnify or advance expenses to any individual. It is the intent of this Section to provide indemnification to Managers, Members and officers and Affiliates of a Manager, or a Member or officer to the fullest extent now or hereafter permitted by the law consistent with the terms and conditions of this Section. Indemnification will be provided in accordance with this Section irrespective of the nature of the legal or equitable theory upon which a claim is made including, without limitation, negligence, breach of duty, mismanagement, waste, breach of contract, breach of warranty, strict liability, violation of federal or State securities law, as amended, or violation of any other State or federal law to the fullest extent permitted by such federal or State securities laws.

1. The term "expenses" includes all direct and indirect costs (including, without limitation, counsel fees, retainers, court costs, transcripts, fees of experts, witness fees, travel expenses, duplicating costs, printing and binding costs, telephone charges, postage, delivery service fees, and all other disbursements or out-of-pocket expenses) actually incurred in connection with the investigation, defense, settlement, or appeal of a proceeding or establishing or enforcing a right to indemnification under this Section 10.1, applicable law or otherwise.
2. The term "liability" means the obligation to pay a judgment, settlement, penalty, fine, excise tax (including an excise tax assessed with respect to an employee benefit plan), or reasonable expenses incurred with respect to a proceeding.
3. The term "party" includes a Person who was, is, or is threatened to be made a named defendant or respondent in a proceeding.
4. The term "proceeding" means any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal.

(h) The indemnification authorized by this Article shall apply to all present and future Managers, Members, Affiliates, officers, employees and agents of the Company and shall continue as to such Persons who cease to be Managers, Members, Affiliates, officers, employees, or agents of the Company, and shall inure to the benefit of the heirs, executors and administrators of all such Persons and shall be in addition to all other indemnification permitted by law.

(i) The Company may purchase and maintain insurance for its benefit, the benefit of any Person who is entitled to indemnification under this Section, or both, against any liability asserted against or incurred by such Person in any capacity or arising out of such Person's service, whether or not the Company would have the power to indemnify such Person against such liability.

10.2   Member, Manager and Officer Contracts; Limitation of Liability. Subject to the provisions of Section 3.7 above,

(a) No contract or other transaction between the Company and any other Person shall be affected by the fact that a Manager, Member, affiliate, officer, employee or agent of the Company has an interest in, or is a member, Affiliate or employee of such other company;

(b) Any officer, Affiliate, Manager, or Member, individually or with others, may be a party to, or may have an interest in, any transaction of the Company or any transaction in which the Company is a party or has an interest; and

(c) Each Person who is now or may become an officer, Affiliate, Manager or Member of the Company is hereby relieved from liability that such Person might otherwise obtain in the event such officer, Affiliate, Manager or Member contracts with the Company for the benefit of himself or any firm or other company in which he or she may have an interest, provided that such officer, Affiliate, Manager or Member acts in good faith.

ARTICLE XI

MISCELLANEOUS

11.1   Amendments.

(a) The Majority of the voting Units may adopt any other amendment; provided, however, that:

(b) Is required to cure any ambiguity or to correct or supplement any provision which is inconsistent in any respect with any other provision hereof or with the Act;

(c) In the opinion of counsel for the Company, shall not materially affect the rights, obligations or liabilities of any Member;

(i) Is necessary or desirable to satisfy any requirement or condition contained in any applicable statute or in any opinion, directive, order, ruling or regulation of a governmental agency; or

(ii) Is required to conform this Agreement to the requirements of the Code and the Treasury Regulations and the administrative and judicial determinations thereof.

(iii) The approval of a Member shall be required for any amendment that would:

1. Increase the liability of such Member under this Agreement; or
2. Materially and adversely affect the rights of such Member to allocations and distributions under Article VII over the term of the Company except

to the extent reasonably required in connection with the admission of additional Members to the Company.

(d) The approval of all of the Members shall be required for any amendment that would:

(i) Amend this Section 11.1; or

(ii) Affect the obligation of the Members to make their required Capital Contributions.

11.2   Complete Agreement. This Agreement, together with Subscription Agreements and any other written agreement between the Manager and any Member concurrently with or after becoming a Member and relating to the subject matter of this Agreement (it being acknowledged and agreed that the Manager, on its own behalf or on behalf of the Company, without the consent of any other Person and notwithstanding the provisions of this Agreement or of any Subscription Agreement, can enter into side letters or similar agreements to or with a Member which establish rights under, or alter or supplement the terms of, this Agreement or any Subscription Agreement), constitutes the entire agreement between the parties pertaining to that subject matter and fully supersedes any and all prior agreements or understandings between them pertaining to that subject matter. Any provisions of any side letter or similar agreement to or with a Member will govern with respect to the Member, notwithstanding the provisions of this Agreement or any Subscription Agreement.

11.3   Notices. Any notice, demand, or communication required or permitted to be given by any provision of this Agreement shall be deemed to have been sufficiently given or served for all purposes if delivered personally to the party or by overnight delivery with delivery confirmation to an executive officer of the party to whom the same is directed or, if sent by registered or certified mail, postage and charges prepaid, addressed to the Member's and/or Company's address, as appropriate, which is set forth in this Agreement or in an Adoption Agreement signed by the Member. Except as otherwise provided herein, any such notice shall be deemed to be given upon personal delivery or by delivery by an overnight delivery service with receipt confirmation or two (2) business days after the date on which the same was deposited in a regularly maintained receptacle for the deposit of United States mail, addressed and sent as aforesaid or, if transmitted by way of facsimile, such notice shall be deemed to be delivered on the date of such facsimile transmission to the fax number for the Member or the Company, as the case may be.

11.4   Governing Law. This Agreement and its application and interpretation shall be governed exclusively by its terms and by the laws of the State of Florida.

11.5   Waiver of Action for Partition. Each Member irrevocably waives during the term of the Company any right that the Member may have to maintain any action for partition with respect to the property of the Company.

11.6   Execution of Additional Instruments. Each Member hereby agrees to execute such other and further statements of interest and holdings, designations, powers of attorney and other instruments necessary to comply with any laws, rules or regulations.

11.7   Construction. Whenever the singular number is used in this Agreement and when

required by the context, the same shall include the plural, and the masculine gender shall include the feminine and neuter genders and vice versa. Any reference to the Act, the Code or the statutes or laws will include all amendments, modifications, or replacements of the specific sections and provisions concerned.

11.8 Headings. The headings in this Agreement are inserted for convenience only and are in no way intended to describe, interpret, define, or limit the scope, extent or intent of this Agreement or any provision hereof.

11.9 Waivers. The failure of any party to seek redress for violation of or to insist upon the strict performance of any covenant or condition of this Agreement shall not prevent a subsequent act, which would have originally constituted a violation, from having the effect of an original violation.

11.10 Rights and Remedies Cumulative. The rights and remedies provided by this Agreement are cumulative and the use of any one right or remedy by any party shall not preclude or waive the right to use any or all other remedies. Said rights and remedies are given in addition to any other rights the parties may have by law, statute, ordinance or otherwise.

11.11 Severability. If any provision of this Agreement or the application thereof to any person or circumstance shall be invalid, illegal or unenforceable to any extent, the remainder of this Agreement and the application thereof shall not be affected and shall be enforceable to the fullest extent permitted by law.

11.12 Title to Company Property. Legal title to all property of the Company will be held and conveyed in the name of the Company, except as otherwise specifically permitted under this Agreement.

11.13 Heirs, Successors and Assigns. Each and all of the covenants, terms, provisions and agreements herein contained shall be binding upon and inure to the benefit of the parties hereto and, to the extent permitted by this Agreement, their respective heirs, legal representatives, successors and assigns.

11.14 Creditors. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditors of the Company, any Manager officer or any Member.

11.15 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

11.16 Arbitration. Any controversy or claim arising out of, or relating to, this Agreement, or the making, performance or interpretation of it or the breach thereof, or any document, instrument or agreement given in connection with this Agreement, or the breach thereof, shall be determined by arbitration administered by the American Arbitration Association ("*AAA*") in Orlando, Florida in accordance with its rules and judgment on the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. The parties elect (AAA) Commercial Arbitration Rules with Expedited Procedures in effect on the date hereof, as modified by this Agreement and administered by the AAA. For claims with a value equal to or less than three hundred fifty thousand dollars ($350,000.00), there shall be one (1) arbitrator, who shall be an attorney with at least ten (10) years commercial law experience, selected by the parties as follows: Each party shall submit a list of three (3) proposed neutral arbitrators within ten (10) days of the arbitration demand; if the parties do not select an arbitrator within five (5) days, then within three (3) days the responding party shall select the arbitrator from the list

previously provided by the demanding party. For claims with a value in excess of three hundred fifty thousand dollars ($350,000.00), there shall be three (3) arbitrators, each an attorney with at least ten (10) years commercial law experience, selected by the parties as follows: Within ten (10) days after the arbitration demand, each party shall deliver to the other party a list of five (5) proposed arbitrators.

Within three (3) days thereafter, each party will then select an arbitrator from the opposing party's list, and the two (2) selected arbitrators shall within five (5) days of their selection select a third arbitrator who cannot be on either party's list. If a party fails to comply timely in good faith with the selection process, any party may petition the presiding judge of any Court having jurisdiction to appoint the arbitrator(s). Any issue about whether a claim is covered by this Agreement, or regarding the validity of the arbitrator's selection, shall be determined by the arbitrator. There shall be no substantive motions or discovery, except the arbitrator shall authorize such discovery and enter such pre-hearing orders as may be appropriate to insure a fair private hearing, which shall be held within ninety (90) days of the demand; and concluded within two (2) days. These time limits are not jurisdictional.

The arbitrator shall apply substantive law and may award injunctive relief or any other remedy available from a judge including attorney fees and costs to the prevailing party, including the joinder of parties or consolidation of this arbitration with any other involving common issues of law or fact of which may promote judicial economy, but shall not have the authority to award punitive damages to the prevailing party.

ARTICLE XII DEFINITIONS

12.1   Definitions. Whenever used in this Agreement, the following terms shall have the meanings indicated (unless otherwise expressly provided herein or unless the context otherwise requires):

(a) "*Act*" means the Florida Limited Liability Company Act, as amended from time to time.

(b) "*Additional Member*" means a Person admitted as a Member of the Company by issuance of new Units and not by transfer of Units from an existing Member.

(c) "*Affiliates*" or "*Affiliated*" means Persons that directly, or indirectly through one or more intermediaries, control or are controlled by, or are under common control with a Member or combination of Members.

(d) "*Agreement*" means this Amended and Restated Operating Agreement, as originally executed and as amended from time to time. The words "hereof," "hereto" and "hereby," when used with reference to this Agreement, refer to this Agreement as a whole, unless the context otherwise requires.

(e) "*Capital Contribution*" means, in the case of each Member, the total value of cash and the agreed value of property other than cash (net of any liabilities assumed by the Company or to which the property is subject) contributed to the Company by such Member.

(f) "*Code*" means the Internal Revenue Code of 1986, as amended from time to time. All references herein to sections of the Code will include any corresponding provision or provisions of succeeding law.

(g) "*Company*" means the limited liability company formed pursuant to the filing of

the Articles of Organization and continued under the terms of this Agreement, and any company continuing the business of this Company in the event of dissolution.

(h) "*Event of Withdrawal*" means the death (in the case of an individual), the dissolution (in the case of a legal Person), the removal, the bankruptcy or the transfer of Units in violation of this Agreement of or by a Member.

(i) "*Fiscal Year*" means the Company's Fiscal Year, which shall be the calendar year.

(j) "*Initial Capital Contribution*" means the amount determined by the Manager for the per Unit Capital Contribution required to obtain a Unit of any Class as determined by the Manager pursuant to Section 2.2 above.

(k) "*Initial Members*" the Members who are the Founders of the Company. By the Article of Organization the Initial Members are Alfonso Morales and Caesar Mendez.

(l) "*Majority of the Members*" means a simple majority of all Members voting on a per capita basis and not just a simple majority of the Members who happen to vote on a particular matter. In the case of any jointly owned Units, the owners thereof shall be considered one (1) Member.

(m) "*Majority of the Units*" means a simple majority of all Units held by all Members and not just a simple majority of the Units represented by the Members who happen to vote on a particular matter.

(n) "*Manager*" means one or more persons appointed as the manager of the Company in accordance with the terms of this Agreement.

(o) "*Member*" means any Person who has been admitted as a Member or as an Additional Member or as a Substituted Member pursuant to the terms of this Agreement. "*Members*" means all such Persons.

(p) "*Person*" means an individual, general partnership, limited partnership, corporation, trust, limited liability company or other legal entity.

(q) "*Regulations*" means the Income Tax Regulations, including Temporary Regulations, promulgated under the Code; as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

(r) "*Subscription Agreement*" means the agreement executed by a Person wishing to purchase Units wherein the Person agrees to make an Initial Capital Contribution in exchange for the Units, agrees to be bound by the terms of this Agreement and appoints the Manager as attorney-in-fact for certain limited purposes.

(s) "*Substituted Member*" means a Member admitted to the Company who acquired his Units from another Member.

(t) "*Supermajority of the Voting Units*" means seventy-five percent (75%) or more of the Voting Units held by all Members and not just seventy-five percent (75%) of the Voting Units represented by the Members who happen to vote on a particular matter in general in the case of the vote of all of the Members of the Company.

(u) "*Unit*" means an interest in the Company representing the rights of a Member to vote and to share in distributions of cash and other property from the Company pursuant to the Act and this Agreement. The Members may create one or more additional Classes of Units that have limited or no voting rights but that otherwise have economic rights comparable to the existing Units of any Class.

(v) "*Whitepaper*" means the technical document explaining the protocols followed by

the Security Tokens and their environment.

12.2 Cross Reference Table. Certain terms used in this Agreement have the meanings given them in the following Sections:

Term	Section
"Certificate"	1.1
"FL UCC"	2.7
"Online Tool"	2.2
"Organizational and Offering Expenses"	4.9(a)
"Other State UCC"	2.7
"Reg CF Units"	8.5(b)
Security Token	2.2
Transfer	8.4
"AAA"	11.16